

August 20, 2013

Via E-mail
Mr. Raoul Jean-Marc Sidney Huet
Chief Financial Officer
Unilever N.V. & Unilever PLC
Unilever House, 100 Victoria Embankment
London EC4Y 0DY, United Kingdom

    RE: **Unilever N.V.**
            Form 20-F for the Year Ended December 31, 2012
            Filed March 8, 2013
            File No. 1-4547

            Unilever PLC
            Form 20-F for the Year Ended December 31, 2012
            Filed March 8, 2013
            File No. 1-4546

Dear Mr. Huet:

      We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                         Sincerely,

                         /s/ Melissa N. Rocha

                         Melissa N. Rocha
                         Senior Assistant Chief Accountant